PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated September 18, 2006)	Registration No. 333-131861

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CORNERSTONE MINISTRIES INVESTMENTS, INC.

$60,000,000 of 8.25% Five Year Bonds

5,000,000 Shares of Common Stock

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This prospectus supplement supplements the prospectus dated September 18, 2006 relating to the offer and sale by Cornerstone Ministries Investments, Inc. of up to $60,000,000 of 8.25% five year bonds and up to 5,000,000 shares of common stock.  The purpose of this supplement is to inform you of certain developments relating to the composition of our board of directors and management.  This supplement should be read together with, and may not be delivered or utilized without, the original prospectus.  The information contained in this supplement is qualified by reference to the original prospectus, except to the extent that the information in this supplement updates or supersedes the information contained in the original prospectus.

The following changes to the composition of our board of directors and management team have been made effective:

Resignation of Glen Trematore

Glen Trematore resigned from our board of directors effective September 6, 2006 for personal reasons.

Appointment of Royce M. Cox

Effective as of September 6, 2006, our board elected Royce M. Cox as a director to fill the vacancy created by Mr. Trematore’s resignation.  Mr. Cox, 59, has been a registered real property appraiser since 2004. Prior to that, Mr. Cox was employed by Learning Labs, Inc. helping to develop and market automated manufacturing and robotics systems to colleges/universities and business/industry.  Mr. Cox has 31 years experience in management and has also served in the U.S. Navy.  He received a Bachelor of Science degree from Berry College in 1973.  He is an ordained Elder in the Presbyterian Church in America.

There are no arrangements or understandings between Mr. Cox and any other person pursuant to which he was elected.  No determination has been made at this time as to the board committees, if any, to which Mr. Cox may be named.  There are no related party transactions involving either Mr. Cox or his immediate family members, on the one hand, and the Cornerstone Ministries Investments or any subsidiary, on the other hand, that would require disclosure under Item 404(a) of Regulation S-B.

Resignation of Cecil A. Brooks

 Cecil A. Brooks resigned from our board of directors and from his positions as CEO and co-president.  Both resignations were effective November 1, 2006 and were for personal reasons.  Mr. Brooks has also resigned from the board of directors and as CEO of Cornerstone Capital Advisors Inc., which serves as our advisor.  He continues to serve as a director of Cornerstone Capital Advisors’ parent company.

Resignation of John T. Ottinger, Jr. as a Director

John T. Ottinger, Jr. resigned from our board of directors effective November 1, 2006 for personal reasons.  Mr. Ottinger has also resigned from the board of directors and as Vice President of Cornerstone Capital Advisors.  He continues to serve as our CFO/treasurer and as a director of Cornerstone Capital Advisors’ parent company.

Appointment of Jack Wehmiller as Chairman and Chief Executive Officer

Our board elected Jack Wehmiller to serve as chairman and chief executive officer effective November 1, 2006, thus filling the roles previously occupied by Mr. Brooks.  Mr. Wehmiller has served on our board since May 2004 and was elected co-president in 2006.  He previously served on the staff of Cornerstone Capital Advisors, but resigned in September 2006 to become a full time employee of Cornerstone Ministries Investments.

There are no related party transactions involving either Mr. Wehmiller or his immediate family members, on the one hand, and the Cornerstone Ministries Investments or any subsidiary, on the other hand, that would require disclosure under Item 404(a) of Regulation S-B.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by the prospectus and this supplement or determined if the prospectus and this supplement are truthful or complete.  Any representation to the contrary is a criminal offense.

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Cornerstone Ministries Investments, Inc.

2450 Atlanta Highway, Suite 904

Cumming, Georgia 30040

(678) 455-1100

The date of this prospectus supplement is November 29, 2006